GAMCO Westwood Funds
                              One Corporate Center
                               Rye, NY 10580-1422



January 22, 2009


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      GAMCO Westwood Funds
         Request for Withdrawal of Filing of Amendment No. 1 to the Registration Statement on Form N-14 (Registration No. 333-156354)


Dear Ms. Hatch,

On behalf of the GAMCO Westwood Funds (the "Trust"), and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby make application to the Securities and Exchange Commission (the "Commission"), to withdraw the Trust's Amendment No. 1 to the Registration Statement on Form N-14 ("Registration Statement") filed on January 21, 2009, due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment pursuant to Rule 485(a) of the Securities Act.

The Registration Statement was transmitted and accepted by the Commission on January 21, 2009, (accession no. 0000935069-09-000078) on EDGAR form type, "N-14/A", instead of form type "485APOS." No securities were sold in connection with this Registration Statement. Later that same day, the Trust re-filed its Registration Statement (accession no. 0000935069-09-000087) using the correct form type for post-effective amendments to form N-14 filed pursuant to Rule 485(a): "485APOS".

If you have any questions or comments regarding this filing, please do not hesitate to contact me at (914) 921-5105.

Sincerely,

/s/ Bruce N. Alpert

Bruce N. Alpert
President
of GAMCO Westwood Funds